SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Potbelly Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

73754Y100

(CUSIP Number)

Vann A. Avedisian Trust U/A 8/29/85

220 N. Green Street, 3rd Floor

Chicago, IL 60607

Telephone Number: 312-755-9580

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100
1.	Names of Reporting Persons. Vann A. Avedisian Trust U/A 8/29/85

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,163

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 513,163

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 2.15% (1)

14.	Type of Reporting Person (See Instructions) OO

(1)       This value is based on 23,899,000 shares of Common Stock of the Issuer outstanding as of July 26, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, filed with the Securities and Exchange Commission on August 5, 2020.

CUSIP No. 73754Y100
1.	Names of Reporting Persons. Intrinsic Investment Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 0.0004% (1)

14.	Type of Reporting Person (See Instructions) OO

(1)       This value is based on 23,899,000 shares of Common Stock of the Issuer outstanding as of July 26, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, filed with the Securities and Exchange Commission on August 5, 2020.

CUSIP No. 73754Y100
1.	Names of Reporting Persons. Bryant L. Keil

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,159 (1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 165,159 (1)(2)

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,159 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 0.69% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)        Includes (i) 162,803 shares of Common Stock held by Bryant L. Keil (“Mr. Keil”), individually, issuable upon exercise of stock options held by Mr. Keil which are fully vested and exercisable at any time upon Mr. Keil’s election, (ii) 928 shares of Common Stock held by the Brooke Avedisian Children’s Trust U/A 11/19/03 (“BA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the BA Trust, (iii) 928 shares of Common Stock held by the Luke A. Avedisian Children’s Trust U/A 11/19/03 (“LA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the LA Trust, and (iv) 500 shares of Common Stock beneficially owned by Mr. Keil, individually.

(2)       This value is based on 23,899,000 shares of Common Stock of the Issuer outstanding as of July 26, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, filed with the Securities and Exchange Commission on August 5, 2020, plus the 162,803 shares of Common Stock underlying the stock options held by Mr. Keil referred to in footnote (1) above.

CUSIP No. 73754Y100
1.	Names of Reporting Persons. Neil Luthra

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,713

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 111,713

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,713

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 0.47% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)       This value is based on 23,899,000 shares of Common Stock of the Issuer outstanding as of July 26, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, filed with the Securities and Exchange Commission on August 5, 2020.

CUSIP No. 73754Y100
1.	Names of Reporting Persons. KGT Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 643,571

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 643,571

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 643,571

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 2.69% (1)

14.	Type of Reporting Person (See Instructions) OO

(1)       This value is based on 23,899,000 shares of Common Stock of the Issuer outstanding as of July 26, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, filed with the Securities and Exchange Commission on August 5, 2020.

CUSIP No. 73754Y100
1.	Names of Reporting Persons. The Khimji Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 546,427(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 546,427(1)

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 546,427(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 2.29% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)       Includes 501,309 shares of Common Stock beneficially owned by The Khimji Foundation purchased through its wholly owned subsidiary, TKF Investments LLC, a Delaware limited liability company.

(2)       This value is based on 23,899,000 shares of Common Stock of the Issuer outstanding as of July 26, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, filed with the Securities and Exchange Commission on August 5, 2020.

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Potbelly Corporation, a Delaware corporation (the “Issuer” or “Potbelly”), which has its principal executive offices at 111 N. Canal Street, Suite 850, Chicago, Illinois 60606. This Amendment No. 6 amends and supplements, as set forth below, the information contained in Items 1, 2, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 18, 2019, as amended, supplemented and restated from time to time prior to the date of this Amendment No. 6 (as so amended, the “Original Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D. Except as amended by this Amendment No. 6, all information contained in the Original Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 6.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented to add the following:

The Reporting Persons executed a Termination of Joint Filing Agreement on August 17, 2020. In connection with the Termination of Joint Filing Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference, each of the undersigned parties to that certain Joint Filing Agreement, dated May 11, 2020, acknowledged and agreed that they are no longer members of a Section 13(d) group, and, as a result, each of Investment Holdings, LLC, the Vann A. Avedisian Trust U/A 8/29/85, The Khimji Foundation, KGT Investments, LLC, Mr. Keil and Mr. Luthra shall cease to be Reporting Persons immediately after the filing of this Amendment No. 6 to the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

This Amendment No. 4 is being filed to report the changes in the Reporting Persons’ beneficial ownership due to the acquisition or disposition of Shares by the Reporting Persons and the entry into of a Termination of Joint Filing Agreement by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based on 23,899,000 shares of Common Stock of the Issuer outstanding as of July 26, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, filed with the Securities and Exchange Commission on August 5, 2020, plus in the case of Mr. Keil’s ownership percentage and the aggregate percentage collectively held by the group, if such a group is deemed to have been formed, each as disclosed above, the 162,803 shares of Common Stock underlying stock options held by Mr. Keil.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as previously reported or as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d) No person is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On August 17, 2020, the Reporting Persons terminated that certain Joint Filing Agreement, dated May 11, 2020. A copy of the Termination of Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1: Termination of Joint Filing Agreement, dated as of August 17, 2020, by and among Messrs. Keil and Luthra, Vann A. Avedisian Trust U/A 8/29/85, Intrinsic Investment Holdings, LLC, KGT Investments, LLC and The Khimji Foundation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2020	/s/ Bryant L. Keil
Bryant L. Keil

Dated: August 17, 2020	/s/ Neil Luthra
Neil Luthra

Dated: August 17, 2020	KGT Investments, LLC

	By:	/s/ Mahmood Khimji
	Name:	Mahmood Khimji
	Title:	Manager

Dated: August 17, 2020	Vann A. Avedisian Trust U/A 8/29/85

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian, Trustee

Dated: August 17, 2020	Intrinsic Investment Holdings, LLC

	By:	/s/Vann A. Avedisian
Vann A. Avedisian,
Managing Member

Dated: August 17, 2020	The Khimji Foundation

	By:	/s/ Mahmood Khimji
	Name:	Mahmood Khimji
	Title:	Trustee

SCHEDULE 1

Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shares Bought/(Sold)	Approx. price ($) per Share[1]
Neil Luthra
7/21/20	Common Stock	18,000	$2.49
7/22/20	Common Stock	6,600	$2.59
7/22/20	Common Stock	3,400	$2.58
7/22/20	Common Stock	18,000	$2.45
7/24/20	Common Stock	10,000	$2.76
Vann A. Avedisian Trust U/A 8/29/85
5/11/20	Common Stock	(22,597)	$2.96
5/11/20	Common Stock	(18,714)	$2.96
The Khimji Foundation
8/6/20	Common Stock	(18,249)[2]	$3.96
8/7/20	Common Stock	(6,335)[3]	$3.97
8/10/20	Common Stock	(95,416)[4]	$4.03

1 Not including any brokerage fees.

2 This transaction was executed in multiple trades at prices ranging from $3.95 – 3.98

3 This transaction was executed in multiple trades at prices ranging from $3.95 – 4.00

4 This transaction was executed in multiple trades at prices ranging from $3.97 – 4.14

Exhibit Index

Exhibit 99.1	Termination of Joint Filing Agreement, dated as of August 17, 2020, by and among Messrs. Keil and Luthra, Vann A. Avedisian Trust U/A 8/29/85, Intrinsic Investment Holdings, LLC, KGT Investments, LLC and The Khimji Foundation.